UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 333-256665

MOXIAN (BVI) INC

Room 2102, Block B, Jiahui Center, 6 Jiqing Li, Chaoyangmenwai Street

Chaoyang District

Beijing 100020, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2023 annual meeting of shareholders.

Exhibit Index

Exhibit	Description

99.1	Proxy Statement and Proxy Card for 2023 Annual Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MOXIAN (BVI) INC

Date: July 25, 2023	By:	/s/ Deng Conglin
	Name:	Deng Conglin
	Title :	Chief Executive Officer